UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: August 22, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated August 21, 2011, entitled “Further Announcement in relation to the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

FURTHER ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES

Reference is made to the announcements of CNOOC Limited (the “Company”) dated 14 May 2009 and 11 November 2010, respectively. As announced on 11 November 2010, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) pursuant to the provisions of the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the “Enterprise Income Tax Law of the People’s Republic of China” and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China”.

Pursuant to the above PRC laws and regulations, the Company, as a tax withholding agent, has the obligation to withhold and pay PRC enterprise income tax when distributing dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at the relevant record dates who are not individual natural persons (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company has distributed the final dividend for the years ended 31 December 2008, 2009 and 2010 and the interim dividend for the periods ended 30 June 2009 and 2010 (collectively, the “Dividends”), after withholding a 10% enterprise income tax. The Company has not withheld and paid the relevant income tax in respect of the Dividends payable to any natural person shareholders whose names appear on the Company’s register of members on the relevant record dates.

The Company is in the process of paying the relevant tax authority the 10% enterprise income tax withheld in respect of the Dividends. If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholder whose name appears on the Company’s register of members as at the relevant record dates and is

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duly incorporated in the PRC or under the laws of a foreign country (or a region) with a PRC-based de facto management body, or any non-resident enterprise shareholder which is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other enterprise shareholder which may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, wishes to obtain a refund of, as the case may be, the 10% enterprise income tax or any excess amount as withheld by the Company, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules no later than 4:00 p.m. on 21 October 2011. The Company will assist such shareholder in respect of the refund of the withheld tax or the excess amount as withheld by the Company.

After 4:00 p.m. on 21 October 2011, any shareholder who requires a refund of the enterprise income tax or any excess amount withheld by the Company, pursuant to the above requirements, will need to directly apply for a tax refund according to the relevant provisions of applicable rules or the above-mentioned tax treaty or arrangements. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

Shareholders are recommended to obtain independent professional advice in relation to the relevant tax rules and impacts therefrom, its tax status and/or eligibility for refund and its filing obligation with respect to the enterprise income tax withheld by the Company.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 21 August 2011

As at the date of this announcement, the Board comprises the following:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

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